mobistar

02 DEC 23 AM 11:36

12g3-2(b) File No. 82 -4965

02060703

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

13 November 2002

SUPPL

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Yours sincerely,

Johan Van den Cruijce
Corporate Affairs Manager

dlw 1/2/03

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

12g3-2(b) File No. 82 –4965

Press release
12/11/2002
Mobistar increases its profit forecasts to 1.5 euro per share

Brussels, 12 November 2002 – **On the back of stronger than expected third quarter results, Mobistar increases its net profit outlook to 1.5 euro per share for 2002. This is a significant improvement on market expectations.**

Mobile ARPU (Average Revenue Per User) continues to rise in spite of the reduction in the mobile terminating rate that was introduced on the first of October.

Mobistar is consolidating its market share and customer base. The overall slowdown in the market penetration rate and the implementation of mobile number portability one month later has reduced the global cost of new customer acquisitions with a positive impact on the income statement.

Mobile EBITDA (Earnings before Interest, Tax, Depreciations and Amortizations) will reach more than 35% for the full year. Consolidated EBITDA is expected to grow to 33% of recurrent revenues for the full year 2002. These good results lead to the revised net earnings forecast, up to 1.5 euro per share.

In combination with tight control of capital expenditure, this means higher than expected free cash flow and hence the company will have substantially lower than expected net debt by year end 2002.